Exhibit 99.2

THE TORONTO-DOMINION BANK

FORM OF PROXY – COMMON SHARES

Annual Meeting of Common Shareholders – April 3, 2008

The undersigned holder of common shares of THE TORONTO-DOMINION BANK hereby appoints JOHN M. THOMPSON, Chairman of the Board, or failing him, W. EDMUND CLARK, President and Chief Executive Officer or instead of either of them,   as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE BANK TO BE HELD ON THE 3rd DAY OF APRIL, 2008 and any adjournment(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against or to withhold from voting as indicated below:

The Directors recommend Shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote FOR:

			Withhold			Withhold
		Vote for	from voting		Vote for	from voting
1.	Election of Directors
	William E. Bennett	☐	☐	Brian F. MacNeill	☐	☐
	Hugh J. Bolton	☐	☐	Irene R. Miller	☐	☐
	John L. Bragg	☐	☐	Nadir H. Mohamed	☐	☐
	W. Edmund Clark	☐	☐	Roger Phillips	☐	☐
	Wendy K. Dobson	☐	☐	Wilbur J. Prezzano	☐	☐
	Donna M. Hayes	☐	☐	William J. Ryan	☐	☐
	Henry H. Ketcham	☐	☐	Helen K. Sinclair	☐	☐
	Pierre H. Lessard	☐	☐	John M. Thompson	☐	☐
	Harold H. MacKay	☐	☐

Withhold
		Vote for	from voting
2.	Appointment of Auditor named in the Management Proxy Circular	☐	☐

The Directors recommend Shareholders vote AGAINST the matters below. Unless otherwise specified, the proxyholders designated by management in this form of proxy intend to vote AGAINST:

		Vote for	Vote against			Vote for	Vote against

3.	Shareholder Proposal A	☐	☐	11.	Shareholder Proposal I	☐	☐
4.	Shareholder Proposal B	☐	☐	12.	Shareholder Proposal J	☐	☐
5.	Shareholder Proposal C	☐	☐	13.	Shareholder Proposal K	☐	☐
6.	Shareholder Proposal D	☐	☐	14.	Shareholder Proposal L	☐	☐
7.	Shareholder Proposal E	☐	☐	15.	Shareholder Proposal M	☐	☐
8.	Shareholder Proposal F	☐	☐	16.	Shareholder Proposal N	☐	☐
9.	Shareholder Proposal G	☐	☐	17.	Shareholder Proposal O	☐	☐
10.	Shareholder Proposal H	☐	☐

The descriptions of the Shareholder Proposals are set out in Schedule A of the accompanying Management Proxy Circular.

Date	Shareholder’s Signature

Note: A space has been designated for a date. If it is not dated in the space, this Form of Proxy is deemed to bear the date on which it was mailed to the Shareholder.

A Shareholder has the right to appoint a person other than those designated above to represent the Shareholder at the meeting by inserting the name of such other person in the space provided above and deleting the names printed before the space, or by completing another proper Form of Proxy. Subject to the provisions of the Bank Act (Canada), the shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions given herein. This proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth above if no choice is specified, and to vote in his or her discretion in respect of any amendments or variations to the matters listed above or other matters that may properly come before the meeting and any adjournment(s).

This Form of Proxy is solicited on behalf of management.

PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED OR FAX TO CIBC MELLON TRUST COMPANY AT
(416) 368-2502 OR 1-866-781-3111.

Request for Quarterly Reports

The Toronto-Dominion Bank’s quarterly reports to shareholders are available at http://www.td.com/investor/earnings.jsp on the day they are released, but if you wish to receive quarterly reports for the next year by mail, please mark this box. If you do not mark the box and return this form, you will NOT receive these reports by mail. ☐

Annual Report Waiver

Mark this box if you do NOT want to receive Annual Reports containing the Annual Financial Statements and accompanying MD&A. If you do not mark this box, the Annual Reports will continue to be sent to you. ☐